

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Adeel Rouf
Chief Executive Officer
Voyager Acquisition Corp./Cayman Islands
c/o Winston & Strawn LLP
800 Capitol St., STE 2400
Houston, TX 77002

> **Re: Voyager Acquisition Corp./Cayman Islands**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 23, 2024**
> **CIK No. 0002006815**

Dear Adeel Rouf:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 23, 2024

Risk Factors
To mitigate the risk that we might be deemed to be an investment company...., page 34

1. We note your response to comment 6; however, we do not see the revisions on page 34 and we do not have your confirmation that you will update your disclosures. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the loss of the investment opportunity in a target

company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Note 4. Private Placement, page F-11

2. We note your disclosure "the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees" is inconsistent with disclosure on page 12, "Once the warrants become exercisable, we may redeem the outstanding warrants for cash", and the last bullet point on page F-15, "the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above." Please revise or advise.

Note 7. Shareholder's Equity
Warrants, page F-15

3. We note your revised disclosure related to the Public and Private Warrants. However, according to your disclosure on page F-11, "The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees." This provision may potentially adjust the settlement amount, based on the characteristics of the warrant holder. Please tell us how you determined this settlement provision was within the criteria of ASC 815-40-15-7E and provide us with your analysis.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship